

Mail Stop 3561

August 10, 2015

Via Email
Dominick Zarcone
Chief Financial Officer
500 West Madison Street, Suite 2800
Chicago, Illinois 60661

>   **Re: LKQ Corporation**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 000-50404**

Dear Mr. Zarcone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis

Sources of Revenue, page 37

1. We note sales from vehicle products and related services comprised approximately 90% of your revenue for the year ended December 31, 2014. Your disclosure describes the services provided to insurance carriers for which you do not charge a fee or adjust the pricing of your products; however, you do not address how service revenue is actually generated. In this regard, please revise to describe the nature of any services from which you recognize revenue. In addition, please tell us the breakout between parts and services revenues recognized for each reporting period based on their total amounts presented in the tables on pages 41 and 43. If services revenue exceeded 10% of total revenue in any period, please separately state such amounts on the face of your income statement in

accordance with Rule 5-03(b)1 of Regulation S-X, and revise the related financial statement footnote to reflect their corresponding revenue recognition policy.

Notes to the consolidated financial statements

Note 13. Segment and Geographic Information, page 84

2. Please revise your segment footnote to disclose the factors used to identify your reportable segments, including the basis for organization pursuant to ASC 280-10-50-21.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure